DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

04008832

February 11, 2004

Eugene A. Friedman
Secretary
First Mariner Bancorp
3301 Boston Street
Baltimore, MD 21224

Act:	1934
Section:	
Rule:	14A-8
Public Availability:	2/11/2004

Re: First Mariner Bancorp
Incoming letter dated January 6, 2004

Dear Mr. Friedman:

This is in response to your letter dated January 6, 2004 concerning the shareholder proposal submitted to First Mariner by John F. Maas. We also have received a letter by the proponent dated January 10, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
FEB 27 2004
THOMSON FINANCIAL

Enclosures

Cc: John F. Maas
4053 Bayberry Ct.
Monmouth Jct., NJ 08852

94 6090

1ST MARINER BANCORP

January 6, 2004

RECEIVED 2004 JAN -6 AM 10: 55 OFFICE OF CHIEF COUNSEL CORPORATION FINANCE

VIA HAND DELIVERY AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, D.C. 20549

Re: First Mariner Bancorp
Shareholder Proposal Submitted by John F. Maas

Ladies and Gentlemen:

By letter dated November 22, 2003, John F. Maas again submitted a shareholder proposal, which he sought to have included in the proxy materials (the "2004 Proxy Materials") and submitted to a vote of the stockholders of First Mariner Bancorp (the "Corporation") at the Corporation's 2004 Annual Meeting of Stockholders (the "2004 Annual Meeting"). On December 4, 2003, Mr. Maas re-submitted his shareholder proposal via e-mail to be included in the 2004 Proxy Materials, which was the same as his previous proposal (the "Proposal").

By letter dated December 5, 2003, the Corporation notified Mr. Maas that his Proposal did not comply with the procedural requirements of Rule 14a-8(b) in that he did not include a written statement from the record holder of his shares verifying that he had continuously held his securities for at least one year. The Corporation informed Mr. Mass that it intended to exclude his Proposal from the 2004 Proxy Materials unless this deficiency was corrected within 14 days.

By letter dated December 18, 2003, Mr. Maas attached statements from his brokers providing evidence of his ownership of the Corporation's common stock.

For the reasons set forth below, the Corporation intends to omit the Proposal from it's 2004 Proxy Materials, or in the alternative, omit certain portions of the supporting statement to the Proposal from its 2004 Proxy Materials. On behalf of the Corporation, I respectfully request the concurrence of the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action if the Corporation omits the Proposal, or in the alternative, omits the objectionable portions in the supporting statement.

3301 Boston Street ∞ Baltimore, Maryland 21224 ∞ Telephone: (410) 342-2600 ∞ Fax: (410) 563-1594

Exhibits and Copies

Pursuant to Rule 14a-8(j), promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed for filing on behalf of the Corporation are six additional copies of this letter, as well as a receipt copy, and six copies of each of the following:

1. Exhibit A - the letter dated November 22, 2003 from John Maas to the Corporation, attaching his proposal and supporting statement;

2. Exhibit B – letter dated December 5, 2003 from the Corporation notifying Mr. Maas that his Proposal did not comply with the procedural requirements of Rule 14a-8(b)(2); and

3. Exhibit C – letter dated December 18, 2003 from John F. Maas to the Corporation, providing the information requested in the Corporation's December 5, 2003 letter.

A copy of this letter is also being sent to Mr. Maas as notice of the Corporation's intent to omit the Proposal or, in the alternative, a portion of the supporting statement to the Proposal from the 2004 Proxy Materials.

The Proposal

Mr. John F. Maas, a shareholder of the Corporation, by letters dated November 22, 2003 and December 18, 2003 submitted for inclusion in the 2004 Proxy Materials a Proposal and a statement in support of his Proposal. The Proposal recommends that the Board of Directors adopt a policy prohibiting the same individual from holding the positions of both Chairman of the Board and Chief Executive Officer ("CEO"), as is currently held by Edwin F. Hale, Sr., the current Chairman and CEO and the Corporation's largest shareholder, and that the Chairman be an independent, outside director.

The following is the text of the Proposal and the supporting statement as it currently stands:

> RESOLVED:
> That the shareholders of First Mariner Bancorp (FMB) urge the Board of Directors to adopt a policy that the Chairman of the Board and Chief Executive Officer (CEO) be two different individuals and that the Chairman be an independent director, elected by the directors.
>
> SUPPORTING STATEMENT
> The primary purpose of the Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO. I believe that a separation of the

roles of Chairman and CEO will promote greater management accountability to shareholders at FMB.

Corporate governance experts have questioned how one person serving as both Chairman and CEO can effectively monitor and evaluate his or her own performance. The National Association of Corporate Directors Blue Ribbon Commission on Director Professionalism has recommended that an independent director should be charged with "organizing the board's evaluation of the CEO and providing continuous ongoing feedback; chairing executive sessions of the board; setting the agenda with the CEO, and leading the board in anticipating and responding to crises."

Separating the positions of Chairman and CEO will enhance independent Board leadership at FMB. Many institutional investors have found that a strong, objective board leader can best provide the necessary oversight of management. For example, CalPERS' Corporate Governance Core Principles and Guidelines states that "the independence of a majority of the Board is not enough" and that "the leadership of the board must embrace independence, and it must ultimately change the way in which directors interact with management."

Andrew Grove, chairman of Intel Corporation, stated "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?" (*BusinessWeek*, November 11, 2002)

Corporate boards should separate the role of chairman and chief executive, according to a McKinsey & Co. survey of 180 US directors representing almost 500 companies, two-thirds of which claim annual revenues topping US$1 billion. Nearly 70% of those polled said a CEO should not run the board. (*Financial Times*, May 28, 2002)

I believe that separating the CEO and Chairman positions and having an independent Chairman will strengthen the Board's integrity and improve its oversight of management.

Discussion

We respectfully submit that the Proposal and the supporting statement of the Proposal may be omitted pursuant to Rules 14a-8(i)(3), (4) and (8).

The Proposal should be excluded pursuant to Rule 14a-8(i)(4)

Rule 14a-8(i)(4) permits a company to omit a proposal from its proxy materials if it "relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by other shareholders at large." Under Rule 14a-8(c)(4), the predecessor to Rule 14a-8(i)(4), the Commission stated that even proposals presented in broad terms in an effort to suggest that they are of general interest to all shareholders may nevertheless be omitted from a proxy statement when prompted by personal concerns (Securities Exchange Act Release No. 34-19135, October 14, 1982). The predecessor Rule 14a-8(c)(4) was designed to prevent shareholders from abusing the share owner process to achieve personal ends not necessarily in the common interest of other shareholders. (Securities Exchange Act Release No. 34-20091, August 21, 1983.)

1. Mr. Maas' Fourth Shareholder Proposal. This is Mr. Maas' fourth shareholder proposal submitted in the past four years. Last year, and the year before, Mr. Maas submitted a proposal almost identical to the current Proposal, each of which were defeated by the shareholders.

2. Mr. Maas' Dissatisfaction with Mr. Hale. Over the past four years, Mr. Maas has consistently expressed his objection and dissatisfaction with Mr. Hale. This was manifested by his unending attacks, challenges and questions designed to embarrass Mr. Hale, attack his leadership of the Corporation and repeatedly question corporate actions. For example, at the Corporation's 2000 Annual Meeting, Mr. Maas had a lengthy list of accusatory questions directed at Mr. Hale and the decisions of and disclosures by management. Thereafter, in August 2000, Mr. Maas attacked the Corporation's decision to change its independent auditors without seeking shareholder approval (shareholder approval was not required). On several occasions, Mr. Maas has demanded that the Corporation provide him a written explanation of the Corporation's reasons for making its selection of its new auditors and why shareholder approval was not sought.

3. Mr. Maas' 2001 Shareholder Proposal and Conduct at Meeting. For the Corporation's 2001 Annual Meeting, Mr. Maas submitted a shareholder proposal to declassify the Corporation's staggered board. In the initial proposal, Mr. Maas made reference to a "conflicts of interest and minimal commitment on the First Mariner board." Mr. Maas subsequently agreed to delete the reference to a "minimal commitment." That proposal was defeated by the shareholders at the 2001 Annual Meeting by an overwhelming shareholder vote. Furthermore, at that meeting, Mr. Maas attempted to ask a series of long questions (seven pages in length) aimed at embarrassing Mr. Hale by demonstrating, in Mr. Maas' perspective, that despite the

Corporation's improved financial and operating performance, the Corporation was not as successful as Mr. Hale (and the audited financial statements) reported.

4. Mr. Maas' Conduct After the 2001 Annual Meeting. Following the 2001 Annual Meeting, at a private meeting arranged for Mr. Maas with Mr. Mark Keidel, the Corporation's Chief Financial Officer, Mr. Hale entered the meeting and challenged Mr. Maas' motives. Mr. Maas responded that Mr. Hale was unfit to run a public company. A colorful exchange followed. Later that same day, the Corporation received from Mr. Maas his proposal for the 2002 Annual Meeting of Shareholders. That proposal was almost identical to the proposal submitted by Mr. Maas for the 2003 Annual Meeting and is almost identical to the Proposal that is the subject of this letter, which failed to receive the requisite votes to pass at the 2002 and 2003 Annual Meetings. In fact, Mr. Maas' proposal received a smaller percentage of votes in favor of his proposal at the 2003 Annual Meeting than he did at the 2002 Annual Meeting, decreasing from 17% of the vote to 8.7% of the vote.

5. Mr. Maas' Attempt to Obtain Confidential Information. Mr. Maas has repeatedly attempted to obtain, and has demanded that the Corporation provide him with, copies of a memorandum of understanding between the Corporation and its regulators. The Corporation has repeatedly informed Mr. Maas that federal and state banking regulators consider such memoranda of understanding as confidential and privileged supervisory information that generally is not disclosed to the public, including shareholders. Despite numerous exchanges of that nature, on September 13, 2001, Mr. Maas, in one of his many of telephone calls to the Corporation, demanded copies of such agreements and threatened to take legal action if the officers failed to satisfy his request. During one of these calls, Mr. Maas told Mr. Keidel (the CFO) that he believes that Mr. Hale is using the Corporation as his "personal pocketbook" for his own personal benefit, and referred to a member of the Board as Mr. Hale's "henchman." Mr. Maas again told Mr. Keidel that he believes Mr. Hale is not fit to run a public company.

6. Mr. Mass' Attempt to Obtain Projections and Estimates. Mr. Maas has also sent letters to the Corporation demanding access to and copies of the Corporation's internal projections and estimates, and for information that is otherwise material and non-public. The Corporation's officers tried to explain that if such data was provided to Mr. Maas, that would be deemed to be selective disclosure, which is prohibited under Regulation FD. In July 2002, Mr. Maas sent an email to Mr. Keidel with a lengthy list of questions regarding the Corporation's formation of Finance Maryland, LLC, a consumer finance company, which requested information that was not available to the general public.

7. Mr. Maas' Conduct at 2003 Annual Meeting. At the 2003 Annual Meeting, Mr. Maas asked whether someone from the Corporation could reconcile alleged discrepancies between disclosures made in the Corporation's 2003 Proxy Statement under the caption "Certain Relationships and Related Transactions" and the lease information set forth in Item 2 of the Corporation's Form 10-K for the fiscal year ended December 31, 2002. Mr. Joseph Cicero, the President of the Corporation agreed to meet with Mr. Maas outside the meeting room after the

2003 Annual Meeting to discuss his inquiry. Yet, when Mr. Cicero walked out to discuss Mr. Maas' question and explain that there were not actual discrepancies in the public filings, but rather that each filing requires different levels of disclosure, Mr. Maas loudly called Mr. Cicero a liar, insulted him and disparaged his character, all in the presence of unrelated people and other witnesses.

8. Mr. Maas' Current Proposal. This Proposal is merely another attempt by Mr. Maas to further his personal interest in attacking Mr. Hale and the Corporation's management by using the Corporation's 2004 Annual Meeting as a forum for his personal vendetta. Mr. Maas has made it clear over the past few years that he has personal issues with the management of the Corporation, and particularly Mr. Hale, and the Corporation believes that this animosity drives Mr. Maas' incessant challenges rather than genuine concerns regarding the Corporation's business. Mr. Maas has deluged the Corporation with emails and letters, persistently called the officers of the Company with petty grievances, criticized the management of the Corporation, and, year after year, pelted the Corporation with shareholder proposals designed to embarrass the Chairman of the Board, with whom Mr. Maas has had strong and emotional disagreements. Furthermore, Mr. Maas' public insult of Mr. Cicero with name calling and slurs after the 2003 Annual Meeting was entirely unacceptable. *In the current supporting statement to the Proposal, Mr. Maas' supporting statement reincorporates sentences that were included in past proposals, which the Corporation objected to and the Staff required him to delete or qualify when the Corporation sought no-action relief with respect to those proposals.*

The Staff has taken the position that "the shareholder process may not be used as a tactic to redress a personal grievance, even if a proposal is drafted in such a manner that it could be read to relate to a matter of general interest." See *Phillips Petroleum Co.* (January 7, 2000), *US West, Inc.* (December 2, 1998). The Corporation believes that the Proposal is not intended to benefit the shareholders generally but is based upon Mr. Maas' personal grievance against Mr. Hale.

The Corporation therefore requests that the Staff concur that the Proposal may be excluded from the 2004 Proxy Materials under Rule 14a-8(i)(4) because it is based upon a personal grievance Mr. Maas has against Mr. Hale.

The Proposal should be excluded pursuant to Rule 14a-8(i)(8)

Rule 14a-8(i)(8) permits a registrant to omit a shareholder proposal if the proposal "relates to an election for membership on the company's board of directors or analogous governing body." The Corporation's current CEO, Mr. Edwin F. Hale, Sr., also serves as Chairman of the Board of Directors with a three year director term that expires at the Corporation's 2005 Annual Meeting. It is highly likely that consistent with the Corporation's historical business practices, the CEO will again be nominated by the Board of Directors for election by the shareholders as Chairman of the Board at the 2005 Annual Meeting. If the Proposal is implemented, the Chairman of the Board would have to be an independent director, and as an affiliate of the Corporation, Mr. Hale would be precluded from serving as the Chairman.

Moreover, the Proposal is vague and ambiguous. It is not clear whether the Proposal would apply at the 2005 Annual Meeting, when Mr. Hale will be up for reelection as Chairman of the Board, or at some other unspecified time.

We therefore request that the Staff concur that the Proposal may be excluded from the 2003 Proxy Materials under Rule 14a-8(i)(8) because it relates to an election to the Corporation's Board of Directors.

The Proposal May be Omitted Under Rule 14a-8(i)(3) Because the Proposal is Contrary to the Commission's Proxy Rule 14a-9

Rule 14a-8(i)(3) permits a registrant to omit a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in the proxy soliciting materials. Rule 14a-9 provides that no solicitation may be made "by means of any proxy statement . . . containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading."

In interpreting Rule 14a-8(c)(3), the Staff has repeatedly acknowledged that a stockholder's proposal may be omitted if it is "so vague and indefinite" that the stockholders voting on the proposal or the company would not be able to determine "with reasonable certainty" what action or measure the company would be required to take in the event the proposal were to be implemented. *See, e.g., Fibreboard Corporation* (February 21, 1991). As stated above, because the Corporation has a staggered board, Mr. Hale is not up for re-election in 2004, and it is not clear when the Proposal should take effect.

Furthermore, the following statements should be omitted from the supporting statement to the Proposal pursuant to Rule 14a-8(i)(3) because they are false, misleading, unsupported and potentially impugning to the character and integrity of the Corporation's directors contrary to the Commission's proxy rules:

1. In the first sentence of the supporting statement, Mr. Maas states that "the primary purpose of the Board of Directors is to protect shareholders' interest by providing independent oversight of management, including the CEO." Mr. Maas provides no support for this statement, or in the alternative, he does not state that this is his opinion regarding the primary purpose of a Board of Directors. *Mr. Maas has included this statement notwithstanding our objection to the exact same sentence included in Mr. Maas' supporting statement to his proposal submitted for the 2002 Annual Meeting where the Staff determined that it may be deleted if not characterized as Mr. Maas' opinion.*

2. In the second sentence of the supporting statement, Mr. Maas states that he believes that "a separation of the roles of Chairman and CEO will promote greater management accountability to shareholders at FMB. Mr. Maas' forward-looking statement that different individuals serving as Chairman and CEO "will provide greater accountability" is clearly misleading, as Mr. Maas cannot say with certainty whether such effect will occur or that there is no accountability now. *Mr. Maas has included this statement notwithstanding our objection to practically the exact same sentence included in Mr. Maas' supporting statement to his proposal submitted for the 2002 Annual Meeting where the Staff determined that it may be deleted if not characterized as Mr. Maas' opinion.*

3. The third sentence asserts that "Corporate governance experts have questioned how one person serving as both Chairman and CEO can effectively monitor and evaluate his or her own performance." Mr. Maas provides no support for this statement. *Mr. Maas has included this statement notwithstanding our objection to the exact same sentence included in Mr. Maas' supporting statement to his proposal submitted for the 2002 Annual Meeting where the Staff determined that it may be deleted if Mr. Maas did not provide factual support for the sentence in the form of a citation to a specific source.*

The fourth sentence states that "The National Association of Corporate Directors Blue Ribbon Commission on Director Professionalism has recommended that an independent director should be charged with 'organizing the board's evaluation of the CEO and providing continuous ongoing feedback; chairing executive sessions of the board; setting the agenda with the CEO, and leading the board in anticipating and responding to crises.'" When read together, the third and fourth sentences are misleading because they imply that the Corporation's Board of Directors does not effectively "monitor and evaluate the performance" of its CEO and Chairman. This is simply not true. Regular CEO performance appraisals occur at the Corporation. The Compensation Committee annually reviews the performance and recommends salaries and other forms of compensation for the CEO and other executive officers and reports the results of such performance to the Board of Directors. The Compensation Committee was formed to encourage and facilitate meaningful Board oversight of the CEO.

4. The fifth sentence claims that "separating the positions of Chairman and CEO will enhance independent Board leadership at FMB." This statement is clearly Mr. Maas' personal opinion and he provides no support that independent Board leadership will be enhanced if the Proposal is approved. This statement is also misleading because Mr. Maas has no way of knowing whether such effect will occur, nor does he even advise that there may be adverse consequences to such action. For example, Mr. Maas fails to note that a heavily invested management aligns the interests of management with those of the shareholders. As the Corporation's largest shareholder, owning 20% of the common stock, surely Mr. Hale has at least the same shareholder interests. *Mr. Maas has included this statement notwithstanding our objection in to the exact same sentence included in Mr. Maas' supporting statement to his proposal submitted for the 2002 Annual Meeting where the Staff determined that it may be deleted if not characterized as Mr. Maas' opinion.*

In the sixth sentence, Mr. Maas claims, "*Many* institutional investors have found that a strong, objective board leader can best provide the necessary oversight of management." (emphasis added). Yet Mr. Maas fails to cite to these "many" institutional investors. In the seventh sentence, Mr. Maas cites to CalPERS Corporate Governance Core Principles and Guidelines, but fails to specifically cite to the reference. Moreover, the opinion of one fund does not support his assertion that "many institutional investors" have made such findings. *Mr. Maas has included both of these sentences notwithstanding our objection to the exact same sentences included in Mr. Maas' supporting statement to his proposal submitted for the 2002 Annual Meeting where the Staff determined that it may be deleted if Mr. Maas did not provide factual support for the sentences in the form of a citations to specific sources.*

The fifth and sixth sentences also imply that sustaining inspired leadership with the Corporation can only be achieved by separating the roles of Chairman and CEO. This statement is incorrect. In fact, when the scandals of Worldcom, Inc. and Global Crossing, Ltd. each came into the public light, the CEO and Chairman of each entity had been two separate individuals. So, separating these positions will not necessarily provide the necessary oversight of management, as suggested by Mr. Maas.

Moreover, these statements are misleading in that they omit certain facts that are necessary to give stockholders complete and accurate information. Mr. Maas does not indicate which companies benefited from a "strong and objective leader" and it is not clear whether such companies are in the same or different industries as the Corporation, and whether that bears any relevance on the Corporation's governance structure. Finally, Mr. Maas fails to state why the Board's duty to monitor the CEO is compromised by Mr. Hale's serving as CEO and Chairman.

5. The fourth paragraph quotes Andrew Grove, chairman of Intel Corporation, stating "'The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?'" Mr. Maas implies the Corporation is Mr. Hale's personal "sandbox." That is just not the case. Rule 14a-8(i)(3) states that if the supporting statement contravenes the Commission's rules, including Rule 14a-9, the statement may be excluded. Among those materials that may be within the meaning of Rule 14a-9 (note b) are any "which directly or indirectly impugns the character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." This paragraph, as well as the first, second, third and fifth sentences of the supporting statement impugn the integrity of the Board and make charges of improper or immoral conduct without factual foundation.

6. In the penultimate paragraph of the supporting statement, Mr. Maas claims, "Corporate boards should separate the role of chairman and chief executive, according to a McKinsey & Co. survey of 180 US directors representing almost 500 companies, two-thirds of which claim annual revenues topping US$1 billion" and that "nearly 70% of those polled said a

CEO should not run the board. (*Financial Times*, May 28, 2002)" Shareholders cannot make an informed decision concerning the Proposal without knowing the context of the study cited in this paragraph. The McKinsey & Co. survey was conducted in the aftermath of the Enron scandal, which led to anxiety and fear throughout corporate boardrooms. It is very unlikely that those polled considered the various new requirements of corporate boards under the Sarbanes-Oxley Act of 2002 and recent amendments to the Nasdaq corporate governance requirements. The study cited was published almost a year and a half ago, and may not be reflective of the current thought of public company directors.

7. The first, second, third, fourth and sixth paragraphs of the supporting statement suggest that as a result of the combination of the CEO and Chairman roles, the board's independence has been compromised. This is not true. There are 18 members of the Board, and only 3 of the 18 directors are non-independent under the Commission's and Nasdaq's rules. Moreover, the Board's Compensation, Nominating and Audit Committees are also comprised solely of independent directors. The full Board's ability to perform it's monitoring and evaluation functions is not affected by Mr. Hales status as Chairman and CEO.

8. The final sentence states that Mr. Maas believes that "separating the CEO and Chairman positions and having an Independent Chairman will strengthen the Board's integrity and improve it's oversight of management." Mr. Maas' statements are clearly misleading, as Mr. Maas cannot demonstrate that (i) the Board's integrity needs improvement, and (ii) that the Board's oversight of management needs improvement. The final sentence of Mr. Maas' supporting statement impugns the character and integrity of the Corporation's Directors and should be excluded.

I therefore request that the Staff concur that the Proposal, or in the alternative, the above-cited portions of the supporting statement, may be excluded from the 2004 Proxy Materials under Rule 14a-8(i)(3) as they violate the prohibition of Rule 14a-9 against materially false and misleading statements in proxy soliciting materials.

<u>Conclusion</u>

For all of the above reasons, the Corporation believes that the Proposal and supporting statement should be omitted from the 2004 Proxy Materials pursuant to Rules 14a-8(i)(3), (4) and (8). In the alternative, the Corporation believes that the referenced paragraphs of the supporting statement may be properly excluded from the Corporation's 2004 Proxy Materials pursuant to Rule 14a-8(i)(3) because they are vague, misleading and potentially impugning to the character and integrity of the Corporation's directors contrary to the Commission's proxy rules.

The fact that Mr. Maas included numerous sentences in his supporting statement that the Staff already concluded had to be revised or could be deleted shows a lack of good faith on his part. He is wasting the Corporation's and the Staff's time by repeating ground that was already covered two years ago. This evidences that Mr. Maas' Proposal and supporting statement reflect his personal animosity towards Mr. Hale and management rather than any concern for the best interests of the Corporation's shareholders.

The Corporation therefore requests the confirmation of the Staff that it will not recommend enforcement action to the Commission if the Corporation omits the Proposal and the supporting statement of the Proposal from the 2004 Proxy Materials, or in the alternative, deletes the referenced paragraphs of the supporting statement.

Should the Staff disagree with our conclusions as set forth in this letter or require any additional information in support of the Corporation's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed self-addressed stamped envelope. The Corporation plans to begin mailing its 2004 Proxy Materials on or about April 1, 2004 for its meeting to be held on or about May 4, 2004. Accordingly, we would appreciate receiving the Staff's response as promptly as practicable.

If you have any questions concerning the enclosed materials, please contact the undersigned at 410-558-4169. Thank you for your timely consideration of this matter.

Very truly yours,

Eugene A. Friedman

cc: Joseph A. Cicero
Abba David Poliakoff, Esq.
John F. Maas

Exhibit A

JOHN F. MAAS CCE, CEPC
4053 Bayberry Ct
Monmouth Jct. NJ 08852
609.937.6147
E MAIL jomaas@att.net or
jmaas@Princeton.EDU

November 22, 2003

Mr. Eugene A. Friedman, Secretary
Board of Directors
First Mariner Bancorp
3301 Boston Street
Baltimore, MD 21224

Dear Mr. Friedman,

I am the beneficial owner of 3796.413 shares of First Mariner Bancorp. I have been a shareholder for more than one year. Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 as amended, I am submitting the enclosed Stockholder Proposal and supporting statement for inclusion in the proxy statement to be voted on by the stockholders at the Annual Meeting of Stockholders to be held in May 2004.

In my letters of May 9, 2001 and July 1, 2000, I provided you with the documentation indicating my beneficial ownership of the shares of first Mariner.

It is my intention to hold the First Mariner stock through the date of the next annual meeting.

Sincerely,

John F. Maas

STOCKHOLDER PROPOSAL

RESOLVED:
That the shareholders of First Mariner Bancorp (FMB) urge the Board of Directors to adopt a policy that the Chairman of the Board and Chief Executive Officer (CEO) be two different individuals and that the Chairman be an independent director, elected by the directors.

SUPPORTING STATEMENT
The primary purpose of the Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO. I believe that a separation of the roles of Chairman and CEO will promote greater management accountability to shareholders at FMB.

Corporate governance experts have questioned how one person serving as both Chairman and CEO can effectively monitor and evaluate his or her own performance. The National Association of Corporate Directors Blue Ribbon Commission on Director Professionalism has recommended that an independent director should be charged with "organizing the board's evaluation of the CEO and providing continuous ongoing feedback; chairing executive sessions of the board; setting the agenda with the CEO, and leading the board in anticipating and responding to crises."

Separating the positions of Chairman and CEO will enhance independent Board leadership at FMB. Many institutional investors have found that a strong, objective board leader can best provide the necessary oversight of management. For example, CalPERS' Corporate Governance Core Principles and Guidelines states that "the independence of a majority of the Board is not enough" and that "the leadership of the board must embrace independence, and it must ultimately change the way in which directors interact with management."

Andrew Grove, chairman of Intel Corporation, stated "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?" (*BusinessWeek*, November 11, 2002)

Corporate boards should separate the role of chairman and chief executive, according to a McKinsey & Co. survey of 180 US directors representing almost 500 companies, two-thirds of which claim annual revenues topping US$1 billion. Nearly 70% of those polled said a CEO should not run the board. (*Financial Times*, May 28, 2002)

I believe that separating the CEO and Chairman positions and having an independent Chairman will strengthen the Board's integrity and improve its oversight of management.

Exhibit B

1ST MARINER BANCORP

December 5, 2003

VIA FEDERAL EXPRESS

Mr. John F. Maas
4053 Bayberry Ct
Monmouth Jct., NJ 08852

On November 22, 2003 and on December 4, 2003, First Mariner Bancorp (the "Company") received your proposal to be included in the proxy statement for the Annual Meeting of Stockholders to be held in May 2004. This is to notify you that you have failed to comply with the procedural requirements of Rule 14a-8 of the Securities Exchange Act of 1934 for the reasons described below:

Rule 14a-8(b)(1) requires that a shareholder who submits a proposal to be included in a proxy statement have continuously held for at least one year as of the date the proposal is submitted, at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the meeting.

Pursuant to Rule 14a-8(b)(2), if you are not a registered holder, at the time you submit your proposal, you must prove your eligibility to the Company by submitting to the Company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, *at the time you submitted your proposal,* you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders.

Your proposal made reference to your letters dated May 9, 2001 and July 1, 2000 with respect to documentation indicating you ownership of shares of the Company. However, as set forth above, the written statement from the record holder must verify that at the time you submitted your proposal, you continuously held the securities for at least one year. Your proposal did not include such a statement.

The Company may exclude your proposal unless you adequately correct these deficiencies. Your response must be postmarked, or transmitted electronically, no later than 14 from the date you received this notification. If you correct these defects, the Company may assert substantive objections to your proposal.

Sincerely,

Eugene A. Friedman, Secretary

Maaslt~~2003-12-5-2003 response to maasltr.doc~~
6/22/2000

Exhibit C

JOHN F. MAAS CCE, CEPC
4053 Bayberry Ct
Monmouth Jct. NJ 08852
609.937.6147
E MAIL jomaas@att.net or
jmaas@Princeton.EDU

December 18, 2003

Mr. Eugene A. Friedman, Secretary
Board of Directors
First Mariner Bancorp
3301 Boston Street
Baltimore, MD 21224

Dear Mr. Friedman,

Pursuant to your request, I am enclosing the letter from Fidelity confirming the ownership of the stock and the fact that it has been held for the requisite period of time.

As I indicated in my prior letter, it is my intention to hold the First Mariner stock through the date of the next annual meeting.

The information contained in the letter is confidential as the various account numbers are listed. I know I can count on you and the Bank to maintain the confidentiality of the Account Numbers. As a Banker, I am sure you can appreciate the sensitive nature of such information.

Sincerely,

John F. Maas

Fidelity
INVESTMENTS

December 15, 2003

Ms. Jayne D. Maas
4053 Bayberry Ct.
Monmouth Jct, NJ 08852-2123

Dear Ms. Maas:

This letter is to verify the holding period of the First Mariner Bancorp Inc, symbol FMAR, within selected Fidelity Accounts for the twelve consecutive months prior to November 22, 2003. Please accept this letter as confirmation.

Account Y02-136999, Traditional IRA for Jayne Maas, held 2,456.378 shares.
Account Y02-136980, Traditional IRA for John Maas, held 5,032.180 shares.
Account Y02-136972, Joint Account for Jayne and John Maas, held 807.855 shares.

I hope this information is helpful.

Thank you for investing with Fidelity Active Trader Services. If you have any additional questions or need further assistance, please call any member of your Active Trader team # 2 at (800) 588-0420

Sincerely,

Tammy Bissonnette

Tammy Bissonnette
Premium Services Representative

Our File: W007986-15DEC03

JOHN F. MAAS CCE, CEPC
4053 Bayberry Ct
Monmouth Jct. NJ 08852
609.937.6147
E MAIL jomaas@att.net or
jmaas@Princeton.EDU

RECEIVED
2004 JAN 20 PM 12:41
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 10, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, DC 20549

Re: First Mariner Bancorp Letter dated January 6, 2004

Ladies and Gentlemen,

This letter is in response to a letter submitted to you by First Mariner Bancorp (the Bank) dated January 6, 2004, a copy of which I received January 8, 2004

The Bank seeks to have the Proposal that I submitted, excluded from the proxy materials, or to delete certain portions of the supporting statement. The letter goes on to outline the reasons for the Bank's request. Many untrue factual statements are made in the letter. In addition there are numerous exaggerations, misrepresentations and misinterpretations which are clearly designed to divert attention from the fact that the Proposal merely asks the Board to consider implementing a control measure which I believe will strengthen corporate governance. I do not believe that it is necessary to describe all of these but I would be happy to do so, if you desire.

I do think it is important that you have a clear picture of the type of misrepresentations and exaggerations made by Mr. Friedman in the letter. To this end, I have attached questions I have sent to the Bank in the form e-mails. You will see that there are very few and in all cases they are brief, courteous and not in any way seeking confidential information. Please, review these and you judge if these are consistent which the wild exaggerations described by Mr. Friedman.

Mr. Fiedman also fails to inform you of the failure of the Bank to follow procedures for the conduct of the Annual Meeting as required by the By-laws and SEC Regulations. When I brought these to the Bank's attention, rather than following the By-laws, they unilaterally changed the By-laws in effect weakening Corporate Governance Controls. As to SEC Regulations, I have never been allowed to present my proposal at the Annual Meeting although I am allowed to do so according to SEC Regulations.

The purpose of my Stockholders Proposal is to ask that the Bank consider implementing a policy that is widely recognized as sound corporate governance. There is absolutely no requirement that the Proposal be implemented. Even if the Proposal received 100% of the votes, there is no obligation on the Board to implement it.

Over the past few years we have been faced with a seemingly unending disclosure of corporate misdeeds. I am sure that this point is not lost on the SEC given the many investigations currently underway. This has led to the passage of the Sarbanes-Oxley Act as well as a call for other reforms. This year alone, we have seen even more problems related to corporate governance as demonstrated by the problems at the NYSE. Specifically, the problems which can occur when the Chairman and CEO positions are held by the same individual.

The separation of the position of CEO and Chairman of the Board is widely recognized to be a measure of sound corporate governance. The Bank in its letter would have you believe that there is no foundation for such a provision. But I ask you to consider the following:

The Business Roundtable in May 2002 issued a White Paper outlining Principles of Corporate Governance. The White Paper contained the following:

> "...First, the paramount duty of the board of directors of a public corporation is to select a chief executive officer and to oversee the CEO and other senior management in the competent and ethical operation of the corporation on a day-to-day basis.
>
> The board of directors has the important role of over-seeing management performance on behalf of stockholders. Its primary duties are to select and oversee a well-qualified and ethical chief executive officer who, with senior management, runs the corporation on a daily basis, and to monitor management's performance and adherence to corporate standards. Effective corporate directors are diligent monitors, but not managers, of business operations."

Kennesaw State University's Corporate Governance Center, a leading provider of corporate governance information to directors, researchers, professors, advisors and other interested parties, is composed of over 20 professors from several universities, the Center promotes effective corporate governance for public, private and nonprofit enterprises. The Center has published governance principles that they believe represent the foundation of corporate governance and financial reporting and should be at the core of current and future reforms one of the Principles is: "Leadership – The roles of Board Chair and CEO should be separate."

As the principal voice of the internal auditing profession, The Institute of Internal Auditors (IIA) endorsed the principles. The Institute believes the principles provide a sound model for effective governance.

This oversight role of the CEO is very difficult to accomplish if the CEO and Chairman is one and the same person. Corporate governance experts have questioned how one person serving as both Chairman and CEO can effectively monitor and evaluate his or her own performance.

The NACD Blue Ribbon Commission on Director Professionalism has recommended that an independent director should be charged with "organizing the Board's evaluation of the CEO and providing continuous ongoing feedback; chairing executive sessions of the Board; setting the agenda with the CEO, and leading the Board in anticipating and responding to crises." Separating the positions of Chairman and CEO will enhance independent Board leadership at the Bank.

Many institutional investors have found that a strong, objective Board leader can best provide the necessary oversight of management. For example, CalPERS Corporate Governance Core Principles and Guidelines states that "the independence of a majority of the Board is not enough" and that "the leadership of the Board must embrace independence, and it must ultimately change the way in which directors interact with management.

In its letter, the Bank indicates that I have some personal dissatisfaction with Mr. Hale. The Banks uses words like "unending attacks, challenges, accusatory, demanded, etc. These harsh words are far from reality. On several occasions, I have asked questions regarding published information. In seeking the information, I believe I conducted myself in a very professional manner. The following are excerpts from the requests that I made.

- *I have recently received my copy of the Annual Report. After reviewing the document, I have several comments and questions*

- *I would appreciate any comments you have or any information you could provide in order to clarify the questions I have. Once again, I want to let you know that, as a customer, I am very pleased with the Bank. As a shareholder, I have many concerns and have been disappointed in the results.*

- *The recent proxy statement indicates that the Audit Committee would consider, "the expertise, skill, services offered and cost or prospective auditing firms." In selecting the independent auditor. In light of this statement could you provide me with the reasons for the selection made and also could you check and see if the matter should be subject to a shareholder vote given the fact that it was in the past.*

- *After reading the press release dated January 24, 2001, I had a few questions that I thought you might be able to shed some light.*

- *At this time, I would like to request a copy of the agreement that the Bank executed with the various regulators. This is the agreement referred to in the Notes to the Financial Statements.*

- *I saw the article in the Sun and the press release and was happy to see that earnings were improving. After reading the information several questions came to mind. I am sure that because of my naivete when it comes to banking operations that many of the questions may seem rather simple or a result of my misreading the numbers, but I would hope that you could provide some guidance so that I might better understand the Bank's performance*

- *I want to thank you in advance for your help. Keep up the good effort.*

I think that you can see that I have not demanded anything nor attacked anybody. I merely asked questions in a professional manner. This reality is clearly different from the fiction painted by the Bank in its letter. A perfect example of how the Bank in its letter to you has misconstrued and misrepresented my inquiries is the email referred to on Page 5 of the letter. This email is included in the ones I have attached. As you can see, this email makes no demands. The so-called lengthy list of questions consists of only 9 questions. You will also note, that they were mostly generic in nature and applied to the industry and not the Bank. In fact, I stated in the opening paragraph that I did not want the Bank to necessarily answer the question but could the Bank point me to a source of information on the type of company. I think one would be hard pressed to think that this was the email described by the Bank. I think that it is important to place the timing of the transaction in context. This occurred when many sub-prime lenders took a tremendous hit in the stock market. Clearly any stockholder would have questions about the decision to enter such a transaction.

Another reason given for exclusion is that it relates to an election for membership on the Bank's board. This has absolutely no merit. This would not effect the membership of anyone on the Board. The CEO could still be on the board and the Chairman could still be on the board. The Bank seems to believe that the Chairman of the Board is a specific position elected by the shareholders. As far as I can tell, the stockholders elect directors. They do not elect a specific person to be Chairman. In fact, In reviewing the recently amended By-laws of the Bank, I am not sure how the Chairman is determined. I would assume that the other Directors get together and select one of its members to be Chairman. I could be mistaken on this, as I am not a lawyer. However, I assume from a reading of the By-laws that since the Chairman is an officer the following provision would come into play.

ARTICLE III

Officers

SECTION 1. Election, Tenure and Compensation. The officers of the Corporation shall be a President, a Secretary, and a Treasurer, and also such other officers including a Chairman of the Board and/or one or more Vice Presidents and/or one or more assistants to the foregoing officers as the Board of Directors from time to time may consider necessary for the proper conduct of the business of the Corporation. The officers shall be elected annually by the Board of Directors at its first meeting following the annual meeting of the stockholders except where a longer term is expressly provided in an employment contract duly authorized and approved by the Board of Directors.

This provision seems to indicate that the shareholders have no say in the election of the Chairman but rather it is done annually by the Directors. The Banks claim that the proposal affects the term is therefore without merit.

Item 5. Page 5. In this the Bank claims that I attempted to obtain Confidential Information. I think one could reasonably argue that the Bank was hiding information. When I began raising questions about the MOU, the Bank tried to stonewall me. As you can see over a period of time, the Bank seemed to realize that there was a problem. This is demonstrated by the evolving disclosure of the issue regarding the MOU under which the Bank has operated. The various disclosures of this issue as they appeared in the captioned filing are as follows.

2000 ANNUAL REPORT

> The Company and the Bank have agreed with the Federal Reserve Bank of Richmond, the FDIC, and the State Banking Commissioner to submit plans to improve earnings and maintain capital levels commensurate with the growth plans of the Company and the Bank. The Company will comply with the Federal Reserve Policy dated November 14, 1985 concerning the payment of cash dividends and will not incur additional debt at the holding company level without Federal Reserve approval. Management believes that these agreements do not restrict or impede the Bank's ability to conduct normal banking and business transactions. Management is committed to complying with the provisions of the agreement.

10Q FILLED 5/15/01

> The Company and the Bank have agreed with the Federal Reserve Bank of Richmond, the FDIC, and the State Banking Commissioner to submit plans to improve earnings and maintain capital levels commensurate with the growth plans of the Company and the Bank. The Company will comply with the Federal Reserve Policy dated November 14, 1985 concerning the payment of cash dividends and will not incur additional debt at the holding company level without Federal Reserve approval. Management believes that these agreements do not restrict or impede the Bank's ability to conduct normal banking and business transactions. Management is committed to complying with the provisions of the agreement.

10Q FILED 8/14/01

> The Bank is operating under a memorandum of understanding with the FDIC and the Maryland Commissioner of Financial Regulation ("Maryland Commissioner") that generally directs the Bank's board of directors to analyze and review our growth strategy and access to capital, including their impact on the Bank's earnings, to improve our operating performance and internal controls, and to monitor transactions with affiliates. Additionally, the Company is operating under a memorandum of understanding with the

Federal Reserve Bank of Richmond ("FRBR") in which our board of directors agrees not to incur additional debt at the parent level without prior FRBR approval, to ensure that our dividend policy complies with the November 14, 1985 policy statement issued by the Board of Governors of the Federal Reserve System ("FRB") regarding the payment of dividends that is applicable to all bank holding companies, to conserve cash, to monitor transactions with affiliates, to reduce interest rate risk, and to develop a capital plan.

REGISTRATION STATEMENT FILED 8/17/01

The Bank is operating under a memorandum of understanding with the FDIC and the Maryland Commissioner of Financial Regulation ("Maryland Commissioner") that generally directs the Bank's board of directors to analyze and review our growth strategy and access to capital, including their impact on the Bank's earnings, to improve our operating performance and internal controls, and to monitor transactions with affiliates. Additionally, the Company is operating under a memorandum of understanding with the Federal Reserve Bank of Richmond ("FRBR") in which our board of directors agrees not to incur additional debt at the parent level without prior FRBR approval, to ensure that our dividend policy complies with the November 14, 1985 policy statement issued by the Board of Governors of the Federal Reserve System ("FRB") regarding the payment of dividends that is applicable to all bank holding companies, to conserve cash, to monitor transactions with affiliates, to reduce interest rate risk, and to develop a capital plan. These memoranda ("Revised Memoranda") replace the more comprehensive memoranda of understanding that we entered into with these regulators during the last fiscal year. See "Regulation and Supervision--Memoranda of Understanding" and "Risk Factors--Our Ability to Pay Cash Dividends is Limited." Our failure to comply with the Revised Memoranda may result in regulatory actions, including, but not limited to, the imposition of written agreements, cease and desist orders, or the takeover of the Bank or the Company by regulators.

As you can see, this changed over time, becoming more and more detailed. What is interesting is that the changes seem to follow my questions regarding this issue.

The Bank further claims that the proposal and the supporting statement impugn the character and integrity of the directors. There is no basis for this statement. In no way does to Proposal and statement accuse any one of wrongdoing. The Proposal seeks to implement a measure of control. If one follows the Bank's line of reason then any control measure in the Bank would be defamatory. For example just because you separate the cash receipt function from the posting to customers' accounts doesn't mean that you are implying that the tellers are thieves.

Once again, the Bank raises Mr. Hale. This proposal has nothing to do with Mr. Hale. It is merely asking the Board to consider implementing a separation of the position of CEO and Chairman of the Board. It would apply to whomever holds those position. In fact there are no assurances that Mr. Hale will be Chairman since according to the By-laws as noted above, the Chairman is appointed by the Board annually. More importantly the Bank raises the issue as to the "interests" of Mr. Hale. I have no idea what his interests are. The proposal seeks to add a control measure. So that the interests of the Shareholders is prominent.

As I am sure the Staff knows, there have been many recent examples where the interest of individual shareholders and officers has diverged from the interest of shareholder. There also have been questionable relationships between investment bankers and companies. I think that you will find that in most of these cases, there was not sufficient independent oversight of management by the board. In many cases, the board and management were one and the same. While there can be no assurance that the implementation of the Proposal would have prevented wrongdoing, it would at least added a layer of control.

While I have no knowledge of any wrongdoing at the Bank, various published statements by the Bank causes me to at least ask questions. Consider the following:

- In a May 12, 2001 interview published in the Daily Record, the following exchange occurred during the interview with the Chairman of the Bank.

  QUESTION: I assume one source of financing is your bank, First Mariner?
  ANSWER: I can't borrow from myself, I would go to jail without passing go. You just can't do that.

  The Annual Report indicates that the Chairman has substantial borrowings from the Bank. In addition, it was disclosed for the first time in a Registration Statement filed in the fall of 2001 that the stock held by the Chairman was pledged as collateral for a margin loan. This had not been previously disclosed. Disclosure of this loan would seem to be appropriate. In a volatile market such as we have faced the past few years, there is a risk that the majority ownership of the Bank could change hands as a result of a Margin Call. In fact, this was subsequently disclosed in a registration statement and was pointed out a potential risk factor. The margin Loan was held by an Underwriter of the Bank.

- The Proxy Statement indicates that Mr. Hale owns 1,197,597 shares. Included in this total are 2,530 share in his IRA, 408,839 shares covered by warrants and options to purchase 195, 332 shares. If my math and understanding of the terminology is correct, this means that Mr. Hale owns 590,896 actual shares that would be available for margin borrowing. In the filing last September, it was disclosed that Ed Hale had a margin loan outstanding in the amount of $3.8 million. During the past years the stock price has been around $4 per share and lower. It seems that the margin loan us substantially undercapitalized. How was Mr. Hale able to avoid margin calls? Was there some arrangement between Mr. Hale, Baker Watts and or the Bank? What would happen if Baker Watts called the loan? What are Baker Watts margin requirements? Do the margin requirements vary from customer to customer? Was the selection of Baker Watts as the Underwriter have anything to do with the margin loan? I believe that all of these questions should be answered. The fact that they are asked in no ways accuses anyone of wrongdoing. In light of all that has transpired over the past year, these questions would seem more than appropriate no matter what company was involved.

- A December 8, 2000 article in the Baltimore Business Journal makes the following statement; "Hale has co-marketed his Bank with the team and done a lot of cross-promotional things so that he can handle a loss on the Blast. " This seems to imply that the Bank is subsidizing the Blast.

- In an article in the Daily Record, Mr. Hale made the following statements:

  "And that property up the street is a perfect location for me] to put a retail bank branch..."

  "I spend almost all of my time here at the bank. The real estate is associated with the bank in a lot of respects."

I will be the first to say that these comments and disclosures in and of themselves do not indicate any wrongdoing, but in light of the recent problems at publicly traded companies as well as investment banks, I think it is only prudent to raise questions and seek to insure that proper controls are in place to make sure that shareholders' interests are indeed protect.

At this time, I would respectfully request that you deny the Company's request to exclude the Proposal and allow my Proposal to be presented to the Shareholders.

If you have any questions or would like additional information, please do not hesitate to contact me. Thank you for your kind attention to this matter. You can contact me during the day at 609-258-3486. The best time to reach me at that number is before noon. I am the Pastry Chef at Princeton University and my work schedule is a bit different than most.

Sincerely,

John F. Maas

Enclosures

john maas

From: "john maas" <jomaas@worldnet.att.net>
To: "Mark Keidel (E-mail)" <mkeidel@1stmarinerbank.com>
Sent: Tuesday, September 16, 2003 3:31 PM
Subject: Quick Question

Mark, I read in the paper about an investigation involving Tom Bromwell. Is this the same Bromwell that is on the Board of First Mariner?

John Maas

john maas

From: "john maas" <jomaas@worldnet.att.net>
To: "Eugene Friedman (E-mail)" <gfriedman@1stmarinerbank.com>
Sent: Sunday, June 08, 2003 5:45 PM
Subject: Billboards

Gene, I am a bit confused about an article I read in the Sun the other day.

According to the Proxy Statement.
" The Company has obtained the naming rights to the major indoor sports/entertainment facility (1st Mariner Arena) in Baltimore from Mr. Hale who obtained them from the City of Baltimore. The Company pays Mr. Hale $75,000 per year for the naming rights, which is the same as Mr. Hale pays the City of Baltimore. The Company has provided a letter of credit to the City of Baltimore in the amount of $375,000 securing performance under the contract.

According to the article there are suppose to be billboards erected around the Arena. The article states that "Hale has said that the billboards will defray the cost of operating a professional team in the city."

I am not sure what all this means but it would seem to me that the Bank and not the Blast should be receiving the revenue from these Billboards. I am sure that I am missing something and I was wondering if you could clarify these transactions.

Thanks

John Maas

john maas

From: "Gene Friedman" <gfriedman@1stMarinerBank.com>
To: <jomaas@worldnet.att.net>
Sent: Wednesday, May 14, 2003 7:27 AM
Subject: Re: Answer to question

I will follow up. Mark is away on vacation. When he gets back I will have him respond.

>>> "john maas" <jomaas@worldnet.att.net> 05/13/03 04:22PM >>>
Gene, I have not received an answer to the question I raised at the Annual Meeting relating to the discrepancies among the 10K, the Proxy and the Exhibits. I followed up earlier this week with Mark Keidel. Could you let me know one way or the other if someone is going to explain to me the differences.

Thanks

John Maas

john maas

From: "john maas" <jomaas@worldnet.att.net>
To: "Eugene Friedman (E-mail)" <gfriedman@1stmarinerbank.com>
Sent: Tuesday, May 13, 2003 3:22 PM
Subject: Answer to question

Gene, I have not received an answer to the question I raised at the Annual Meeting relating to the discrepancies among the 10K, the Proxy and the Exhibits. I followed up earlier this week with Mark Keidel. Could you let me know one way or the other if someone is going to explain to me the differences.

Thanks

John Maas

john maas

From: "john maas" <jomaas@worldnet.att.net>
To: "Mark Keidel (E-mail)" <mkeidel@1stmarinerbank.com>
Sent: Friday, May 09, 2003 3:08 PM
Subject: Discrepency

Mark, I have not received a response regarding the discrepency between the 10K and the Proxy and the Lease Exhibit to the 10K. I would not have expected it to take this long.

John Maas

john maas

From: "john maas" <jomaas@worldnet.att.net>
To: "Eugene Friedman (E-mail)" <gfriedman@1stmarinerbank.com>
Sent: Monday, March 10, 2003 2:33 PM
Subject: Resolution.

Gene, I received the Bank's proposed statement. There are two quick points. First, I believe that the comments regarding the financial results in the third paragraph are misleading. The numbers cited compare the Bank to itself and not others in its size. If you look at the FDIC reports for Banks the size of 1st Mariner, you will see that the performace is below average.

Secondly, I am not sure if some of the Directors are in fact independent. With all the new changes in the law and regulations, the definition of independent seems to be changing and of course I am no expert, but don't some of the independant directors have or had business relationships with Mr. Hale and/or some of the business's in which he is involved?

Thanks

John Maas

john maas

From: "john maas" <jomaas@worldnet.att.net>
To: "Eugene Friedman (E-mail)" <gfriedman@1stmarinerbank.com>
Sent: Tuesday, November 26, 2002 4:17 PM
Attach: Shareholder proposal 2003 revision1.doc
Subject: Shareholder Proposal

Gene, is a revised proposal. As a result of the recent disclosures by the Bank regarding changes in the By-laws, it was necessary for me to change the proposal. Thank you for sending me the changed by-laws. I really appreciate your assistance. Let me know if you have any questions. I will also mail you the original.

John

john maas

From: "john maas" <jomaas@worldnet.att.net>
To: "Gene Friedman" <gfriedman@1stMarinerBank.com>
Sent: Friday, November 22, 2002 5:55 PM
Subject: Re: Shareholder proposal

Gene, thank you very much. I appreciate your assistance.

John
----- Original Message -----
From: "Gene Friedman" <gfriedman@1stMarinerBank.com>
To: <jomaas@worldnet.att.net>
Sent: Friday, November 22, 2002 4:56 PM
Subject: Re: Shareholder proposal

> Dear Mr. Maas:
>
> As you requested please find a blacklined copy of the First Mariner
> Bancorp's Amended and Restated By-laws. The changes reflect the
> changes in the By laws since the last amendment previously adopted by
> the Board. The By-laws were filed as an exhibit to First Mariner's
> Form 10-Q for the quarter ended March 31, 2002.
>
> Sincerely,
>
>
> Eugene A. Friedman
> Secretary
>
> >>> "john maas" <jomaas@worldnet.att.net> 11/19/02 06:38PM >>>
> Gene, as you know, several weeks ago I submitted a Shareholder Proposal
> for inclusion in the proxy for the next Annual Meeting. Subsequent to my
> sending the Proposal, the Bank disclosed that it amended its By-laws in
> a way which I believe might affect the Proposal. Could you please send
> me a red-lined copy of the Amended By-laws so that I can see all of the
> changes made. In the past, when the Bank changed the By-laws, the
> Section changed was disclosed. An example being the Ist Quarter report
> which was filed after the Annual Meeting. I assume that there were
> several changes made recently which has made this method of presentation
> impractical.
>
> I want to thank you in advance for your help.

john maas

From: "john maas" <jomaas@worldnet.att.net>
To: "Joseph Cicero (E-mail)" <jcicero@1stmarinerbank.com>
Sent: Tuesday, July 30, 2002 3:44 PM
Subject: Letter

Joe,

I sent a letter with various questions to Ed Hale on June 20. I believe I copied you on the letter. To date, I have not received a response. I assume that I will not be receiving a response and so I will pursue other avenues to have ny questions answered.

It seems that I have been a bit ahead of the game as most of the questions relate to issues which have become very hot topics in the Country.

Now that President Bush has signed into law the Corporate Responsibility Act, is the Bank going to make any changes in its corporate makeup in order to comply with the provisions of the law? I ask this because as I noted above many of my questions and concerns are in fact covered by this law.

Thanks

John Maas

john maas

From: "john maas" <jomaas@worldnet.att.net>
To: "Mark Keidel (E-mail)" <mkeidel@1stmarinerbank.com>
Sent: Monday, July 15, 2002 3:07 PM
Subject: Finance Maryland LLC

Mark, I saw the announcement about the consumer-finance subsidiary. It sounds very interesting. I did have a few questions regarding the operations of this type of company and I was wondering if you could help me or maybe direct me to a source for such information. I tried to see how Rose Shanis operates but it is very difficult to get any meaniful information from BB&T's financial statement.

1. How is it capitalized?

2. What is the source of funds for loans?

3. Can the company take in deposits?

4. What kind of security do the borrowers generally provide or are most of the loans unsecured?

5. What is the typical spread for these types of companies and what is the usual loan loss reserve as a percentage of receivables?

6. Are the loans securitized or sold off and if so with or without recourse?

7. Are any contingent liabilities involved from either Ist Mariner or any other subsidiaries?

8. To what extent is credit life insurance used and what part of the projected profits are dependent on credit life insurance.

9. What protections are taken to insure that the Bank is protected from any consumer lawsuits against the finance company? I ask this because in my experience credit life insurance is a hotbed of litigation by consumer advocates.

Thanks for any guidance you can provide.

John Maas

john maas

From: "Mark Keidel" <mkeidel@1stMarinerBank.com>
To: <jomaas@worldnet.att.net>
Sent: Monday, May 06, 2002 6:57 AM
Subject: Re: Question

John,

Thanks for the question...sorry for the delay in responding. Seems we're always busy around here.

I'm not sure i fully understood the question but will try to answer based on how i understood it.

Ed's loan with the Company is fully secured by real estate and is not secured by the stock of First Mariner. We are very comfortable with the collateral associated with the credit, and, as you can imagine, this loan was reviewed by the examiners who voiced no concerns with the creditworthiness of the loan.

I can't address the specifics on the margin loan with Ferris because i'm honestly not familiar with them. I do know from experience that margin loans often have significantly higher margin allowances than you noted, and is a negotiated matter.

Let me know if you need anything else.

See you Tuesday.

Mark

john maas

From: "john maas" <jomaas@worldnet.att.net>
To: "Mark Keidel (E-mail)" <mkeidel@1stmarinerbank.com>
Sent: Wednesday, April 24, 2002 2:49 PM
Subject: Question

Mark, I have a question which I would prefer not to ask in the open forum of the Shareholder's Meeting, The following facts are from the various reports:

- According to the 2002 Proxy Statement Ed Hale owns 1,197,597 shares of stock
- According to the 2002 Proxy statement Ed Hale owed $2,650,000 to the Bank.
- According to the Registration Statement Ed Hale owes Baker Watts $3,800,000 under a margin agreement secured by stock of First Mariner.

During the past two years, the stock price has ranged from around $4 - $12. Assuming a 40% margin maintenance rate, it seems that unless the stock price was at least $7.93 per share, there should have been a margin call. It would seem at first glance that the Bank loan might not be as credit worthy as one would think, given that the Stock is securing a margin loan which at times was severely underwater. SEC filings do not indicate any disposition of stock. Are all these transactions sound from a credit standpoint?

Thanks

John Maas

john maas

From: "Mark Keidel" <mkeidel@1stMarinerBank.com>
To: <jomaas@worldnet.att.net>
Cc: "Joe Cicero" <jcicero@1stMarinerBank.com>
Sent: Wednesday, April 17, 2002 12:39 PM
Subject: Re: 10 K

John...you've got a good eye...page 66 headers should be for 2000, not 2001 as they read. Either 15 or so people missed this in our review, or the printer changed this late and no one caught it. I'll be looking into what happened as we had many problems with the print this year.

Let me know if you need any clarification on anything else

Thanks

john maas

From: "john maas" <jomaas@worldnet.att.net>
To: "Mark Keidel (E-mail)" <mkeidel@1stmarinerbank.com>; "Joseph Cicero (E-mail)" <jcicero@1stmarinerbank.com>
Sent: Tuesday, April 16, 2002 6:41 PM
Subject: 10 K

Hi Joe and Mark. Keep up the good work. I have a quick question regarding the 10K. I have received my copy and I am confused about Note 18 on pages 65 and 66. Am I missing something or aren't these tables covering the same period or is there a typo or am I just not getting it. Your guidance is appreciated

Thanks,

John Maas

I have serious questions as to the "Independance" of some of the Directors. I may be mistaken, but I believe that some of the Directors have significant business ties with the Chairman.

There is no support for this "Independent Market study"

There is no basis for the statement about the role of the Chairman in raising capital. This is merely someone's opinion.

John Maas

john maas

From: "Poliakoff, Abba D." <APOLIAKOFF@gfrlaw.com>
To: "'john maas'" <jomaas@worldnet.att.net>
Cc: "Joseph Cicero (E-mail)" <jcicero@1stmarinerbank.com>; "Mark Keidel (E-mail)" <mkeidel@1stmarinerbank.com>; "Eugene Friedman (E-mail)" <gfriedman@1stmarinerbank.com>; "Bresnick, Michele L." <MBRESNICK@gfrlaw.com>
Sent: Monday, April 01, 2002 1:54 PM
Subject: RE: Ist Mariner

Dear John:

This responds to your March 27 email to me.

First, the purpose of our response statement is not to compare all indices and ratios, but rather to show overall performance of the Bank; besides, comparing the return on equity and assets of a six-year old, growing institution to that of an already established 75 year old bank is not only unfair, but misleading as well.

As to the independence of directors, the Bank meets the criteria established by the SEC and NASD.

Finally, thank you for pointing out that we did not mention name of the independent market study. We have made that change.

Abba

Abba David Poliakoff mailto:apoliakoff@gfrlaw.com
Gordon * Feinblatt, LLC < http://www.gfrlaw.com >
233 E. Redwood Street
Baltimore, MD 21202
Tel: 410-576-4067 * Fax:410-576-4246

-----Original Message-----
From: john maas [mailto:jomaas@worldnet.att.net]
Sent: Wednesday, March 27, 2002 3:48 PM
To: Poliakoff, Abba D.
Subject: Ist Mariner

Hi Abba,
I received a copy of the Boards response. I was surprised to see that several items were still in the Bank's Statement. I believe that many of the statements are misleading. The Bank's performance contains no discussion of the performance relative to other Banks. It says nothing about how the ROE, ROA, etc of the Bank compares to other institutions.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 11, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: First Mariner Bancorp
Incoming letter dated January 6, 2004

The proposal urges the board of directors to adopt a policy that the Chairman of the Board and the Chief Executive Officer be two different individuals and that the Chairman be an independent director elected by the directors.

We are unable to concur in your view that First Mariner may exclude the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- recast the statement that begins "The primary purpose . . ." and ends ". . . including the CEO" as the proponent's opinion;
- provide factual support for each of the statements in the discussion that begins "Corporate governance experts . . ." and ends ". . . responding to crises" in the form of a citation to a specific source;
- recast the statement that begins "Separating the positions . . ." and ends ". . . leadership at FMB" as the proponent's opinion;
- provide factual support for the statement that begins "Many institutional investors . . ." and ends ". . . oversight of management" in the form of a citation to a specific source; and
- provide factual support for the statement that begins "For example, CalPERS' . . ." and ends ". . . interact with management" in the form of a citation to a specific source.

Accordingly, unless the proponent provides First Mariner with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if First Mariner omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that First Mariner may exclude the proposal under rule 14a-8(i)(4). Accordingly, we do not believe that First Mariner may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

We are unable to conclude that First Mariner has met its burden of establishing that First Mariner may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that First Mariner may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Anne Nguyen
Attorney-Advisor